SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )*

Under the Securities Exchange Act of 1934

byNordic Acquisition Corporation
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

124420100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124420100	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS D. E. Shaw Valence Portfolios, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 112,500[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 112,500[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,500[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 Consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.

2 This percentage figure is based upon 2,060,296 shares of Class A common stock outstanding, consisting of: (i) 1,947,796 shares of Class A common stock outstanding as of August 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.

CUSIP No. 124420100	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS D. E. Shaw & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 112,500[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 112,500[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,500[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 Consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.

2 This percentage figure is based upon 2,060,296 shares of Class A common stock outstanding, consisting of: (i) 1,947,796 shares of Class A common stock outstanding as of August 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.

CUSIP No. 124420100	SCHEDULE 13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS D. E. Shaw & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 112,500[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 112,500[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,500[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

1 Consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.

2 This percentage figure is based upon 2,060,296 shares of Class A common stock outstanding, consisting of: (i) 1,947,796 shares of Class A common stock outstanding as of August 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.

CUSIP No. 124420100	SCHEDULE 13G	Page 5 of 9

1	NAMES OF REPORTING PERSONS David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 112,500[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 112,500[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,500[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.

2 This percentage figure is based upon 2,060,296 shares of Class A common stock outstanding, consisting of: (i) 1,947,796 shares of Class A common stock outstanding as of August 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.

CUSIP No. 124420100	SCHEDULE 13G	Page 6 of 9

Item 1.
(a)	Name of Issuer
byNordic Acquisition Corporation

(b)	Address of Issuer's Principal Executive Offices
c/o Pir 29 Einar Hansens Esplanad 29 211 13 Malmö, Sweden

Item 2.
(a)	Name of Person Filing
D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: Two Manhattan West 375 Ninth Avenue, 52nd Floor New York, NY 10001

(c)	Citizenship

  D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A common stock, $0.0001 par value per share

(e)	CUSIP Number
124420100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

As of September 30, 2024:

(a)	Amount beneficially owned:
	D. E. Shaw Valence Portfolios, L.L.C.:	112,500 shares This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

	D. E. Shaw & Co., L.L.C.:	112,500 shares This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

CUSIP No. 124420100	SCHEDULE 13G	Page 7 of 9

D. E. Shaw & Co., L.P.:	112,500 shares This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

David E. Shaw:	112,500 shares This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

(b)	Percent of class:
	D. E. Shaw Valence Portfolios, L.L.C.:	5.5%
	D. E. Shaw & Co., L.L.C.:	5.5%
	D. E. Shaw & Co., L.P.:	5.5%
	David E. Shaw:	5.5%

(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the vote:
		D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
		D. E. Shaw & Co., L.L.C.:	-0- shares
		D. E. Shaw & Co., L.P.:	-0- shares
		David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Valence Portfolios, L.L.C.:	112,500 shares
	D. E. Shaw & Co., L.L.C.:	112,500 shares
	D. E. Shaw & Co., L.P.:	112,500 shares
	David E. Shaw:	112,500 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Valence Portfolios, L.L.C.:	112,500 shares
	D. E. Shaw & Co., L.L.C.:	112,500 shares
	D. E. Shaw & Co., L.P.:	112,500 shares
	David E. Shaw:	112,500 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 112,500 shares as described above constituting 5.5% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 112,500 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

CUSIP No. 124420100	SCHEDULE 13G	Page 8 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

CUSIP No. 124420100	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated August 1, 2024, granted by David E. Shaw in favor of Daniel R. Marcus, are attached hereto.

Dated: November 14, 2024

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Chief Compliance Officer

David E. Shaw

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Attorney-in-Fact for David E. Shaw